Filed Pursuant to Rule 433

Registration Number 333-168333

International Business Machines Corporation

February 5, 2013

Pricing Term Sheet

1.250% Notes due 2018

Floating Rate Notes due 2015

Issuer	International Business Machines Corporation
Expected Issuer Ratings*	Aa3/AA-/A+ (Moody’s/S&P/Fitch)
Format	SEC Registered
Trade Date	February 5, 2013
Settlement Date	(T+3); February 8, 2013
Joint Bookrunning Managers	Barclays Capital Inc., HSBC Securities (USA) Inc., Mizuho Securities USA Inc., RBC Capital Markets, LLC
Co-Managers	Muriel Siebert & Co., Inc., Samuel A. Ramirez & Company, Inc., The Williams Capital Group, L.P., U.S. Bancorp Investments, Inc.
	2018 Notes	Floating Rate Notes
Size	$1,000,000,000	$1,000,000,000
Maturity	February 8, 2018	February 4, 2015
Interest Payment Dates	February 8 and August 8	February 4, May 4, August 4 and November 4
First Interest Payment Date	August 8, 2013	May 4, 2013
Coupon	1.250%	Spread to LIBOR:	-2 bps
		Designated LIBOR page:	Reuters Screen LIBOR01 Page
		Index Maturity:	3 Months
		Interest Reset Period:	Quarterly
		Interest Reset Dates:	February 4, May 4, August 4 and November 4
		Initial Interest Rate:	Three month LIBOR minus 2 bps, determined on the second London banking day prior to February 8, 2013
Benchmark Treasury	0.875% due January 31, 2018	Not Applicable
Benchmark Treasury Yield	0.875%	Not Applicable
Spread to Benchmark Treasury	T + 47 bps	Not Applicable
Yield to Maturity	1.345%	Not Applicable
Make-Whole Call	T + 10 bps	Not Applicable
Price to Public	99.542%	100%
Underwriting Discount	0.250%	0.100%
Day Count	30/360	Act/360, Modified Following Business Day
Minimum Denomination	$100,000 and multiples of $1,000	$100,000 and multiples of $1,000
CUSIP	459200 HK0	459200 HJ3
ISIN	US459200HK05	US459200HJ32

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at (888) 603-5847 (toll-free), HSBC Securities (USA) Inc. at (866) 811-8049 (toll-free), Mizuho Securities USA Inc. at (866) 271-7403 (toll-free) and RBC Capital Markets, LLC at (866) 375-6829 (toll-free).

This pricing term sheet supplements the preliminary form of prospectus supplement issued by International Business Machines Corporation on February 5, 2013 relating to its Prospectus dated July 27, 2010.